June 26, 2009
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attn: John P. Lucas

Re:	ENSCO International Incorporated Definitive Schedule 14A Filed April 14, 2009 File No. 1-08097

Ladies and Gentlemen:

This letter is in response to your letter of June 12, 2009, relating to the above referenced Definitive Schedule 14A (the "Proxy Statement") of ENSCO International Incorporated (the "Company," "we" or "us"). To facilitate your review, we have repeated your comment in bold italics followed immediately by our response thereto.

Definitive Proxy Filed April 14, 2009

Executive Officer Compensation Philosophy, page 31

1.	We note your compensation committee "generally designates the 50th percentile" of your peer group as a benchmark for aggregate compensation. Revise to clarify whether you targeted this level of compensation in 2008, and disclose the actual percentiles achieved during 2008 with respect to the compensation paid to each named executive officer. If any named executive officer's actual compensation fell outside the targeted percentile range with respect to any element of compensation, please disclose the reasons for the divergence.

As disclosed in our Compensation Discussion & Analysis ("CD&A"), our Nominating, Governance and Compensation Committee and its Executive Compensation Subcommittee (individually and collectively, the "Compensation Committee") generally designate the 50th percentile of our peer group companies as a target for aggregate executive compensation and did so in respect of 2008.

The compensation of comparable executives at our designated peer group companies is only an approximate target for reference by the Compensation Committee and, as described in the CD&A, actual compensation depends on other factors such as (i) "the Committee's assessment of each executive officer's overall contribution to the achievement of our business objectives" in the case of base salary, (ii) the "achievement of pre-established financial, safety performance and strategic team goals" in the case of the ECIP cash bonus and (iii) the "contributions, impact on long-term stockholder value and the need to provide a strong retentive component in executive officer and key employee compensation" in the case of LTIP equity awards.

United States Securities and Exchange Commission June 26, 2009 Page 2 of 3

In determining the appropriate 2008 compensation levels, the Compensation Committee was provided peer group company data which highlighted the 25th percentile, 50th percentile and 75th percentile for the three principal components of compensation. The table below summarizes the percent variance between each named executive officer's actual 2008 compensation and the 50th percentile compensation level as presented to the Compensation Committee for the three principal components of compensation and in the aggregate. The table also includes the actual percentiles achieved during 2008 with respect to the aggregate compensation paid to each named executive officer.

	Percentage variance between actual compensation and 50th percentile compensation presented to Compensation Committee
			ECIP			LTIP			Aggregate
	Base		Cash			Equity	Aggregate		Percentile
	Salary		Bonus			Award	Compensation		Achieved
Mr. Rabun	(5	.5)%	(28	.0)%		7.6%	(4	.4)%	48%
Mr. Chadwick	10.9%		(23	.4)%	(8	.1)%	(10	.3)%	45%
Mr. Swent	4.9%		(22	.6)%		9.9%	1.0%		50%
Mr. Saile	7.4%		(15	.7)%		63.8%	44.9%		78%
Mr. Malone		N/A		N/A		N/A		N/A	N	/A

As noted in the CD&A, the Compensation Committee awarded additional long-term equity incentives during 2008 to offset below 50th percentile ECIP bonuses and to bring overall compensation closer to the median of our peer group companies. In so doing, the Compensation Committee evaluated each executive officer's contributions to our progress in achieving the disclosed business objectives. As disclosed in the above table, Mr. Rabun's ECIP bonus was below the peer group median, while his base salary approximated and his LTIP award exceeded the peer group median. Messrs. Chadwick, Swent and Saile were also paid ECIP bonuses below the peer group median, but generally received higher base salaries and/or LTIP awards in comparison to the peer group.

Messrs. Rabun, Chadwick and Swent's aggregate compensation was consistent with the Compensation Committee's target. Mr. Saile's aggregate compensation exceeded the target primarily due to our practice with respect to senior vice president positions. We grade all of our senior vice president positions comparably for compensation purposes. For example, Mr. Saile's aggregate compensation as our Senior Vice President - Operations was within 1% of Mr. Swent's aggregate compensation as our Senior Vice President - Chief Financial Officer. We are aware that most of our peer group companies do not employ similar practices and that there may be significant differences in duties and responsibilities among the senior vice presidents at our peer group companies.

Mr. Malone became a named executive officer due to the retirement of a senior vice president level officer during 2008 and less than six months of 2008 service by the officer's successor. Competitive proxy statement data were not available for Mr. Malone due to a lack of comparable positions within the named executive officers of our peer group companies. The Compensation Committee set Mr. Malone's 2008 compensation based on extrapolation of available internal and external data.

In future filings in which a CD&A is presented, we will include a more detailed discussion as to how the Compensation Committee uses peer group data in establishing executive officer compensation and will discuss the reasons for any material variances between compensation awarded to the named executive officers and any targets utilized by our Compensation Committee.

United States Securities and Exchange Commission June 26, 2009 Page 3 of 3
In response to your request, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions or require additional information, you may telephone or otherwise contact the undersigned (214-397-3005) or Alan Harvey of Baker & McKenzie LLP (214-978-3047).
Sincerely, /s/ James W. Swent III James W. Swent III Senior Vice President and Chief Financial Officer

cc:	Alan Harvey, Baker & McKenzie LLP Roger Bivans, Baker & McKenzie LLP